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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                       SEC FILE NUMBER: 1-33476
                                                                        -------
                                                        CUSIP NUMBER: 08173R104
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(Check One): [ X ] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q  [  ]
Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:      DECEMBER 31, 2008
                   -----------------------------------------------------------
[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:
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   Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ----------------------
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PART I - REGISTRANT INFORMATION

Full name of Registrant   BENEFICIAL MUTUAL BANCORP, INC.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number) 510 WALNUT STREET
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City, State and Zip Code  PHILADELPHIA, PENNSYLVANIA 19106
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PART II - RULE 12b-25 (b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

    State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

    Beneficial Mutual Bancorp, Inc. (the "Company") became an "accelerated filer" for the first time in the fiscal year ended December 31, 2008, which accelerated the due date for the filing of its Annual Report on Form 10-K. Although the Company worked diligently, it was unable to finalize its review of the Company's financial statements in sufficient time for the Company to file the Form 10-K by the prescribed due date without unreasonable effort and expense. The Company has filed this Form 12b-25 for an extension of time in connection with its filing of the Form 10-K today, March 17, 2009, the next business day following the Form 10-K's due date.

PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

         JOSEPH F. CONNERS                    (215) 864-6000
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             (Name)                         (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   As previously disclosed in a Current Report on Form 8-K, the Company reported a net loss of $2.8 million during the quarter ended December 31, 2008. The fourth quarter loss reduced the Company's net income to $16.5 million for the year ended December 31, 2008 as compared to a net loss of $1.5 million for the year ended December 31, 2007.

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                         BENEFICIAL MUTUAL BANCORP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 17, 2009                By:  /s/ Joseph F. Conners
                                         ------------------------------------
                                         Joseph F. Conners
                                         Executive Vice President and
                                           Chief Financial Officer